November 29, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Courtney Haseley, Esq.

RE:  MLIGHT TECH, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED October 7, 2010
     FILE NO. 333-169805

Ms. Haseley:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to mLight Tech, Inc. (the "Company") dated November 3, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

As noted in prior comment 4, you disclose in your Management's Discussion and Analysis that you plan to conduct another equity offering following completion of the current offering in order to raise sufficient proceeds for the company to operate its business. As previously requested, address the risks related to this offering, such as the fact that you may not commence the offering and, if you do, the proceeds may be insufficient to fund your planned operations.

RESPONSE:

We concur with the Staff and have updated the risk disclosures to include the possibility of not commencing this offering and if not, how it will impact our operations.

STAFF COMMENT 2:

We note your revised disclosure responsive to prior comment 3. However, your risk factor does not appear to clearly explain to investors the difference between the periodic reporting obligations imposed by Section 15(d) of the Securities Exchange Act of 1934 and those requirements of a fully reporting registrant. As previously requested, enhance your risk factor to alert investors to the limited nature of the company's required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities. For example, inform potential investors that as a filer subject to
Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements; that your common stock will not be subject to the protection of the going private regulations; that you will be subject to only limited portions of the tender offer rules; that your officers, directors, and more than ten percent shareholders will not file beneficial ownership reports about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities. As you revise your risk factor, please take care to avoid referring to the company as fully reporting.

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RESPONSE:

We concur with the Staff and have updated the risk disclosures to clarify the reporting requirements imposed by Section 15(d) of the Securities Act versus those of a fully reporting company.

STAFF COMMENT 3:

We note your revisions to this risk factor in response to prior comment 4. Please revise your new disclosure to clarify that if the proceeds from this offering do not cover the offering expenses, you will be in a worse financial condition following the offering than you were prior to it.

RESPONSE:

The second paragraph under this risk disclosure on page 6 specifies that if the proceeds from the offering do not cover the operating expenses, the Company will be in a worse financial condition.

STAFF COMMENT 4:

We note your response to prior comment 10 and your enhanced disclosure regarding the company's planned product development. Although you state that both mLight Professional and mLight Advance will be developed in stages, your disclosure does not address the proposed timing for such stages. Please enhance your disclosure to ensure that you identify and discuss the time frames for developing the products and their stages (including whether development for each product is expected to be completed within twelve months of securing additional financing), and any material obstacles or uncertainties that may preclude you from achieving anticipated results. Ensure that your statement in this section regarding timing and product development milestones are consistent with your disclosure in Management's Discussion and Analysis and consider the effect of varying offering proceeds.

RESPONSE:

We concur with the Staff and have updated the product overview section to include additional disclosures around the timelines and other obstacles/uncertainties of the product development stages.

STAFF COMMENT 5:

We note your response to prior comment 12 and your enhanced discussion of the company's competitive advantages. However, you do not appear to have addressed the company's lack of product development, lack of revenue, and inadequate capital in evaluating its competitive positioning. Please advise or enhance your disclosure to address these potential competitive disadvantages.

RESPONSE:

We concur with the Staff and have updated the competitive section to include additional disclosures around the company's lack of product development, lack of revenue, and inadequate capital.

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STAFF COMMENT 6:

We note your response to prior comment 13 and your disclosure of the milestones you intend to achieve over the next twelve months if you sell only 25% of the securities being offered. Based on your disclosure, it appears as though the company's product development timeline and financial conditions will be the same twelve months from the effective date of this registration statement regardless of whether 100% or 25% of the securities offered are sold. Please advise. Please also enhance your disclosure to discuss the impact that securing only $2,500 in proceeds will have on the company's expenses and ongoing operations.

RESPONSE:

We concur with the Staff and have updated the milestones to accurately reflect the impact of raising 25%, 50% and 100% of the securities in this offering. Also, we added a disclosure to identify the impact on our business if only $2,500 in proceeds is sold in the offering.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 954-856-5718.

Sincerely,

/s/ Edward Sanders

Edward Sanders
Chief Executive Officer

Enclosure

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